SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2017

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2017 and 2016. This report is dated March 19, 2018 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017, the Company’s Annual Information Form filed on SEDAR at www.sedar.com. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The consolidated financial statements for the year ended December 31, 2017 and the comparative year ended December 31, 2016 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. In 2016, the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project and the adjacent claims within the KSP Project all in in British Columbia. In 2017, the Company purchased 100% of Snowstorm Exploration LLC and its Snowstorm Project in Nevada. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary Operating Results ($000s- except per share amounts)	2017	2016	2015
Corporate and administrative costs	(13,673)	(9,679)	(9,410)
Environmental rehabilitation costs	(2,056)	-	-
Other income - flow-through shares	5,374	4,321	2,907
Gain on investments	612	866	266
Gain on disposition of mineral properties	2,183	-	1,000
Impairment of mineral interests	-	-	(350)
Impairment of investments	(680)	-	(891)
Income taxes	(2,164)	(2,974)	(2,700)
Other	117	177	112
Net loss	(10,287)	(7,289)	(9,066)
Basic loss per share	(0.18)	(0.14)	(0.18)
Diluted loss per share	(0.18)	(0.14)	(0.18)

Summary Statements of Financial Position ($000s)	2017	2016	2015
Current assets	23,588	13,064	20,134
Non-current assets	359,320	324,921	280,393
Total assets	382,908	337,985	300,527
Current liabilities	6,191	5,721	2,373
Non-current liabilities	21,079	20,906	16,170
Equity	355,638	311,358	281,984
Total liabilities and equity	382,908	337,985	300,527

Results of Operations, 2017 Compared to 2016

The Company incurred a $10.3 million net loss for the year ended December 31, 2017 or $0.18 per share compared to a net loss of $7.3 million or $0.14 per share for the year in 2016.

Corporate and administrative expenses, including stock-based compensation, environmental rehabilitation costs and impairments of investments were the most significant items contributing to losses in fiscal 2017. In 2016, the loss was mainly attributable to administrative expenses. In 2017 other income reported for flow-through shares offset some of these expenses and the Company also recognized gains on the disposition of mineral interests and investments. In 2016, the expenses were mainly offset by other income reported for flow-through shares and gains on investments. These and other items are discussed further below.

In 2017, corporate and administrative expenses increased to $13.7 million from $9.7 million in 2016, representing a 41% increase. The increase was mainly due to an increase in stock-based compensation which increased 105% from $3.7 million, in 2016, to $7.5 million in the current year. The current year expense of $7.5 million was largely a result of the grant date fair value of stock option expense of $6.2 million and the remainder related to the grant date fair value of restricted share units. The increase is mainly due to the effect of expensing the grant date fair value of a higher number of options over a shorter vesting period, in the current year, versus the comparative year in 2016. An additional expense was incurred in 2017 on options granted to the Board of Directors in 2016 that received shareholder approval in 2017. The fair value of those options was re-estimated at the time of shareholder approval and, as the market value of the Company’s shares had increased, from the grant date, so did the estimated fair value of the options.

Cash compensation has remained relatively constant over the current versus comparative reporting year as corporate, non-project related staffing levels have remained consistent between the current year and comparative year. Cash compensation is not expected to vary significantly from current levels as no significant additions to staffing levels are anticipated. Stock-based compensation, however, is expected to continue to show a high expense until the fair value of the December 2017 and 2016 grants of options and restricted share units (“RSU”) have been fully recognized through the consolidated statement of operations and comprehensive loss.

The Company’s stock-based compensation expenses related to stock options and restricted share units are illustrated on the following tables:

Options granted	Number of options	Exercise price ($)	Grant date fair value ($000s)	Expensed prior to 2015 ($000s)	Expensed in 2015 ($000s)	Expensed in 2016 ($000s)	Expensed in 2017 ($000s)	Remaining balance to be expensed ($000s)
March 3, 2013	705,000	12.60	2,577	2,561	16	-	-	-
June 5, 2013	100,000	12.91	724	618	106	-	-	-
April 27, 2015	475,000	9.00	1,414	-	895	519	-	-
December 21, 2015	365,000	11.13	1,959	-	803	953	203	-
March 24, 2016	100,000	13.52	684	-	-	493	165	26
May 13, 2016	50,000	17.16	499	-	-	499	-	-
August 11, 2016	50,000	17.14	438	-	-	114	235	89
December 19, 2016	890,833	10.45	6,159	-	-	149	5,356	654
December 14, 2017	605,000	13.14	4,084	-	-	-	210	3,874
					1,820	2,727	6,169	4,643

RSUs granted	Number of RSUs	Grant date fair value ($000s)	Expensed prior to 2015 ($000s)	Cancelled in 2015 ($000s)	Expensed in 2015 ($000s)	Expensed in 2016 ($000s)	Expensed in 2017 ($000s)	Remaining balance to be expensed ($000s)
December 19, 2013	235,000	2,267	2,167	(24)	124	-	-	-
December 9, 2014	272,500	2,624	1,099	-	1,184	341	-	-
December 31, 2015	94,000	1,046	-	-	542	504	-	-
December 19, 2016	125,500	1,311	-	-	-	98	1,213	-
December 14, 2017	65,000	854	-	-	-	-	136	718
			3,266	(24)	1,850	943	1,349	718

Other corporate and administrative costs in the current year were marginally higher than the comparable year of 2016. Although the Company acquired Snowstorm Exploration LLC (discussed below) in 2017 it did not add significantly to the administrative burden. The Company does not anticipate significant increases in general and administrative costs for 2018.

The Company recognized $5.4 million of other income in 2017 related to the flow-through share premium recorded on a financing completed in April 2017 (discussed below). In the comparative year, the Company recognized other income of $4.3 million related to recognizing the remaining balance, on December 31, 2015, of the flow-through share premium on a financing completed in April 2015, and recognizing the full flow-through share premium originally recorded on a May 2016 flow-through financing.

In 2017, IDM exercised its option to acquire the Red Mountain Project and the Company derecognized approximately $1.0 million of accrued reclamation liabilities recorded in connection with the Red Mountain Project. The Company released a reclamation deposit of $1.0 million into cash and according to underlying purchase agreements made a third-party payment of $0.3 million. The derecognition of the reclamation liability net with the third-party payment resulted in a $0.8 million gain on the statement of operations and comprehensive loss. Also in 2017, the Company disposed of its leasehold interest in the Castle Black Rock Project and received 1,500,000 common shares of Columbus Gold Corp., with a fair value of $1.4 million, as payment. All historical costs related to Castle Black Rock had been recovered or impaired in prior years and there was no carrying value recorded for the project at the time of receipt of the payment. The fair value of the common shares received was recorded as a gain on the disposition of mineral interests on the statement of operations and comprehensive loss. The Company did not dispose of any mineral interests in 2016.

In 2017, the Company charged $2.1 million of rehabilitation costs to the statement of operations and comprehensive loss related to the remediation and closure planning of the Johnny Mountain Mine site, contained within the Iskut property. Costs included site cleanup and work being performed on an annual filing to the British Columbia Ministry of Energy, Mines and Petroleum Resources. There were no comparable expenses recorded in the comparative year of 2016.

The Company holds investments in common shares of several mining companies that were received as consideration for optioned mineral properties, and other short-term investments, including one gold exchange traded receipt. These available-for-sale financial assets are recorded at fair value on the statements of financial position. In 2017, the Company recognized a $0.6 million (2016 - $0.9 million) net gain on investments. The gain is derived from the recognition of a gain on the disposition of one investment of $0.7 million with a net loss of $0.1 million recorded as an investment in an associate, and accounted for on the equity basis. In 2017, the Company determined that the recoverability of two of its available-for-sale investments were impaired and recorded a $0.7 million charge to the statement of operations and comprehensive loss. No impairments related to investments were recorded in 2016.

In 2017, the Company recognized income tax expense of $2.2 million (2016 - $3.0 million) reflecting the increase in deferred tax liabilities arising from exploration expenditures, which are capitalized for accounting purposes but are renounced for tax purposes as well as current tax arising from the sale of non-core mineral interests. The renounced expenditures relate to the flow-through share issuance in April 2017. The tax expense is partially offset by the tax recovery resulting from the loss in the current year.

Results of Operations 2016 Compared to 2015

The Company incurred a $7.3 million net loss for the year ended December 31, 2016 or $0.14 per share compared to a net loss of $9.1 million or $0.18 per share in 2015.

Corporate and administrative expenses, including stock-based compensation, were the most significant items contributing to losses in both fiscal 2016 and 2015 years. In 2015, impairments of investments and mineral interests contributed to losses in that year, but no comparable impairments were recognized in 2016. Offsetting expenses in both years were gains recorded on the Company’s investments and the recognition of other income relating to flow-through share premiums. These items are discussed further below.

In 2016, corporate and administrative expenses increased marginally from $9.4 million in 2015 to $9.7 million in that year, representing a 3% increase. Cash compensation decreased by 3% from $3.5 million in 2015, to $3.3 million in 2016, reflecting a net of increases in annual salaries and an offsetting decrease in bonus compensation. Stock-based compensation increased less than 1% in 2016 over 2015; however the 2016 expense of $3.7 million was largely a result of stock options ($2.7 million) and the remainder related to restricted share units. In 2015, the expense related to an even split of $1.8 million each of stock option and restricted share unit costs. Corporate, non-project related staffing levels remained consistent between the fiscal years, as did the level of stock option and restricted share unit compensation awarded to management.

Other corporate and administrative costs increased marginally in 2016 over 2015 as the Company continued to source a joint venture partner for KSM. Professional fees paid to advisors increased marginally (4%) and general and administrative costs increased 23%, from $1.4 million to $1.7 million as the Company absorbed the acquisition of SnipGold into its operations.

The Company recognized $4.3 million of other income in 2016 (2015 - $2.9 million) related to the recovery of flow-through share premiums recorded on financings completed in April 2015 and May 2016. In April 2015, the Company issued 1,610,000 flow-through common shares and in May 2016, the Company issued 500,000 flow-through shares both at premium prices to the market value of the Company’s shares at the time of issuance. Based on qualifying expenditures made in 2016, $1 million of the remaining premium as at December 31, 2015, for the April 2015 financing and the full $3.3 million premium related to the May 2016 financing was recorded as income. In 2015, similar recoveries were recorded for a flow-through financing completed in 2014 and the April 2015 financing.

In 2016, the Company recognized a $0.9 million (2015 - $0.3 million) net gain on investments it held. The gain was derived from the recognition of a gain on the disposition of one investment of $0.3 million (2015 - $28,000) and the $0.6 million net gain recorded on an investment in an associate, accounted for on the equity basis.

In 2015, the Company recorded the receipt of $1 million as a payment on an option IDM Mining (“IDM”) had on the Company’s Red Mountain Project. As all historical acquisition and exploration costs for the project had been fully recovered through previous option payments and other recoveries, the receipt was recorded as a gain on the disposition of mineral interests in that year. No comparable payments were received in 2016. During 2016, IDM notified the Company of its intent to fully exercise the option on the Red Mountain Project and upon the execution and closing of the option exercise in 2017, the mineral interests were transferred to IDM.

In 2015, the Company determined that the recoverability of some of its available-for-sale investments was impaired and recorded a $0.9 million charge to the statement of operations and comprehensive loss. No impairments were related to investments were recorded in 2016.

Also in 2015 the Company was notified that the remaining option on one of its projects in Nevada would be foregone. The Company determined that the recoverability of the carrying costs, at that time, was impaired and recorded an impairment loss equal to the remaining carrying cost of $0.4 million. No impairments to mineral interests were recognized in 2016.

In 2016, the Company recognized income tax expense of $3.0 million (2015 - $2.7 million) primarily related to a deferred tax expense arising due to the renouncement of expenditures related to 2015 and 2016 flow through shares which are capitalized for accounting purposes, offset partially by a deferred tax recovery arising from the loss in the current year.

Quarterly Information

Selected financial information for the last eight quarters ended December 31, 2017 is as follows:

(unaudited)

Quarterly operating results ($000s)	4th Quarter Ended December 31, 2017	3nd Quarter Ended September 30, 2017	2nd Quarter Ended June 30, 2017	1st Quarter Ended March 31, 2017
Revenue	-	-	-	-
Loss for period	(5,206)	(1,535)	(1,715)	(1,831)
Basic loss per share	(0.09)	(0.03)	(0.03)	(0.03)
Diluted loss per share	(0.09)	(0.03)	(0.03)	(0.03)

Quarterly operating results ($000s)	4th Quarter Ended December 31, 2016	3rd Quarter Ended September 30, 2016	2nd Quarter Ended June 30, 2016	1st Quarter Ended March 31, 2016
Revenue	-	-	-	-
Loss for period	(2,598)	(300)	(1,917)	(2,474)
Basic loss per share	(0.05)	(0.01)	(0.04)	(0.05)
Diluted loss per share	(0.05)	(0.01)	(0.04)	(0.05)

The larger loss for the fourth quarter of 2017 includes significant environmental rehabilitation costs, administrative costs related to bonus remuneration and additional stock-based compensation for year-end option and RSU awards as well as increased deferred tax expense. The first and second quarters of 2017 are comparable to the comparative quarters in 2016 as the majority of the current and comparable losses comprised administrative expenses offset by varying income related to the flow-through share premiums. In the third quarter of 2016, the Company recorded significant other income related to flow-through shares relative to the expenses incurred in that quarter.

Mineral Interest Activities

During 2017 the Company added an aggregate of $37.1 million of expenditures and acquisition costs that were attributed to mineral interests. Cash expenditures associated with KSM, Iskut and Courageous Lake projects amounted to $21.9 million with KSM representing 68%, Iskut 28% and the remainder for Courageous Lake.

In June 2017, the Company acquired 100% of the common shares of Snowstorm Exploration LLC. (“Snowstorm”) and its 100% owned Snowstorm Project. The purchase price and associated costs of the Snowstorm acquisition amounted to $14.3 million with $13.3 million ascribed to the fair value of the Company’s common shares and warrants issued and $1.0 million of cash expenditures. The total cost of the acquisition of $14.3 million has been allocated to the relative fair values of the assets acquired and liabilities assumed according to the following table:

Assets acquired ($000s)
Current assets	2
Mineral interests	13,988
Reclamation deposits	337
14,327

Consideration paid (000s)
Share issuance	10,073
Warrants	3,275
Acquisition costs	979
14,327

The Company completed the acquisition by purchasing all of the outstanding shares of Snowstorm Exploration LLC, the private company in exchange for issuing 700,000 common shares and 500,000 common share purchase warrants exercisable for four years at $15.65 per share. In addition, Seabridge has agreed to pay the vendors (i) a conditional cash payment of US$2.5 million if exploration activities at Snowstorm result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101; and (ii) a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

The Snowstorm property consists of 700 mining claims and 5,800 acres of fee lands The Company also staked an additional 260 claims totaling 5,200 acres that are contiguous to the claims purchased. The Snowstorm acquisition also includes an extensive package of data generated by previous operators. Although potential targets are hidden under Tertiary cover, the existing data supports the project’s significant exploration potential. Geological and geochemical evaluations of Snowstorm have documented hydrothermal alteration zones consistent with large Northern Nevada deposit types. Geophysical surveys have confirmed the structural settings which host large Northern Nevada deposit types. Limited drilling has demonstrated that some of the target areas are at a depth amenable to surface exploration and resource delineation. Snowstorm is contiguous and on strike with several large, successful gold producers. A limited exploration program was performed in 2017 at Snowstorm and costs incurred to December 31, 2017 are minimal.

The other significant additions to mineral interests were the expenditures made at KSM and Iskut.

At the KSM Project, the Company incurred $14.9 million of costs in 2017 while reporting the updated mineral resource estimate for Deep Kerr and while executing the 2017 exploration and drilling program at Iron Cap. The resource update at Deep Kerr represented an increase of 3.0 million ounces of gold and 2.1 billion pounds of copper over the previous estimate. The new Deep Kerr inferred resource totals 1.92 billion tonnes grading 0.41% copper and 0.31 g/T gold (containing 19.0 million ounces of gold and 17.3 billion pounds of copper) constrained by conceptual block cave shapes. The 2017 exploration program objective was to follow-up and confirm the findings of the 2016 program at Iron Cap, investigating the down plunge extension of Iron Cap's higher-grade core and to follow-up on the discovery of, what was then, a previously unknown deposit. Drilling has confirmed that the new discovery is in fact a continuation of the Iron Cap deposit and indicates that mineralization at Iron Cap is approaching parity with Kerr and Mitchell in volume but with zones of considerably higher metal values. An updated resource estimate for Iron Cap was completed in February 2018. Further study to determine the merits of earlier development of Iron Cap will be priority due to its grade, location and size. Revising the project’s mine plan in this way may have a positive impact on KSM’s projected economics.

Also in 2017, the Government of Canada issued to the Company a regulatory amendment to Schedule 2 of the Metal Mining Effluent Regulations (MMER) under the Fisheries Act for KSM. Receipt of this amendment represents a significant permitting milestone for KSM, equivalent in many ways to the Company’s receipt of environmental assessment approvals from the Provincial and Federal Governments in 2014. The regulatory amendment, which required a change in Canadian law, approves the construction of KSM’s tailings management facility (“TMF”) subject to strict bonding and fishery habit compensation requirements which were identified during the three year amendment review process. The TMF will store the project’s ore-processing by-products in order to minimize environmental impacts downstream.

The Company incurred $7.3 million of costs in 2017 at its Iskut project both evaluating the results of the 2016 multi-pronged exploration program and conducting the 2017 exploration program. The exploration program was designed to test a graben feature discovered during surface work on a lithocap at the Quartz Rise site. The drilling found evidence of a gold-bearing intermediate sulfidation epithermal system beneath the lithocap. Intercepts included 1.5 metres grading 8.26 g/T gold in one hole and 1.5 metres grading 74.1 g/T gold in another. Sampling of a cliff face north of Quartz Rise returned very high grades ranging from 1.49 to 125.3 g/T gold. An economic source for these gold concentrations was not found in the 2017 program but the data acquired has identified a target which could account for these high-grade results. A second exploration program is being planned for 2018.

In 2017, the Company entered into an agreement with Colorado Resources Ltd. (“Colorado”) whereby Colorado agreed to purchase SnipGold’s 49% interest in the KSP Project that adjoined the Iskut Project. The transaction resulted in Colorado owning a 100% interest in the KSP Project upon payment to the Company of $1.0 million in cash, 2,000,000 Colorado common shares, with a fair value of $0.8 million, and a 2% net smelter return (“NSR”) on the property. Half of the NSR can be repurchased at any time for $2.0 million. The Company obtained a 100% interest in the KSP Project as part of its acquisition of SnipGold Corp. in June 2016. At the time of the SnipGold acquisition, the KSP Project was subject to an exploration earn-in agreement in favour of Colorado, as operator.

In 2017 the Company incurred $0.9 million of costs at Courageous Lake completing a relatively small geophysical survey, plan for a winter 2018 exploration program and costs to maintain the project in good standing. Limited resources have been allocated to the project in recent years as the Company focused on advancing KSM and completing the exploration program at Iskut. Costs related to exploration can vary significantly versus recent years as the Company plan and executes its drilling and exploration programs based on results from previous programs.

Liquidity and Capital Resources

The Company's approach to managing liquidity and capital resources is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has no operating projects at this time and as such, its ability to carry out its business objectives of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut project, rests with its ability to sell projects, investments or to secure equity and other sources of financings.

The Company’s working capital position, excluding the flow-through share premium, at December 31, 2017, was $19.6 million, significantly higher than $7.3 million at December 31, 2016. Cash and short-term deposits at December 31, 2017 totaled $16.1 million versus $7.8 million at December 31, 2016. At December 31, 2017, the Company has remaining expenditures of $8.5 million to be made in connection with its flow-through share commitments and other commitments of $0.8 million which are expected to be paid in the year ending December 31, 2018, and accounts payable and accrued liabilities of $4.0 million (December 31, 2016 - $5.7 million). Cash resources have increased mainly due to three financings completed in 2017 raising gross proceeds of $41 million and further described below. The Company also incurred corporate and administrative costs and exploration and evaluation costs for KSM and Iskut and incurred costs for the acquisition of Snowstorm Exploration LLC. In the year ended December 31, 2017, the Company also received $2.3 million upon the exercise of options and $1.4 million on the disposition of investments. Subsequent to December 31, 2017, 530,200 options were exercised and $6.7 million was received.

In December 2017, The Company issued 200,000 flow-through common shares at a price of $16.72 per flow-through share for aggregate gross proceeds of $3.3 million. Proceeds of this financing will be used to fund the 2018 Courageous Lake winter drill program. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares, a $0.6 million premium was recognized as a liability on the statement of financial position with the balance recorded as share capital.

Also in April and May 2017, the Company closed two financings for gross proceeds of $37.7 million. The first financing was a public offering of 1,100,000 common shares at a price of $14.30 per common share raising gross proceeds of $15.7 million. The second was a financing whereby a syndicate of underwriters purchased 1,100,000 flow-through common shares at a price of $20.00 per flow-through common share for gross proceeds of $22 million. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement will be December 31, 2017. At the time of issuance of the flow-through shares, a $7 million premium was recognized as a liability on the statement of financial position with the balance recorded as share capital. At each reporting period, as qualifying expenditures are incurred, the liability will be reduced on a proportionate basis and income will be recognized on the statement of operations and comprehensive loss. Since the closing of the financing and to the end of 2017, based on qualifying expenditures incurred, $5.4 million was recognized through other income on the statement of operations and comprehensive loss.

During 2017, operating activities, including working capital adjustments, used $10.1 million compared to $5.2 million used by operating activities in 2016. The increase in the year-over-year basis was largely attributed to the $2.1 million environmental rehabilitation spending at the Johnny Mountain mine site and the $1.8 million payment made to Canadian tax authorities while filing the objection to an assessment further described below. Operating activities in the near-term are not expected to deviate significantly from the current year.

In 2014 and 2015, the Company received $8.5 million related to the application for refund under the British Columbia Mineral Exploration Tax Credit program, for spending in 2010 and 2011. In 2016 the Company was informed that, upon completion of an audit of the expenditures related to the application by tax authorities, a portion of the expenditure has been re-characterized as ineligible in respect of the program and a re-assessment of $3.6 million, including interest, was delivered to the Company. In 2017, the Company filed an objection to the categorization of these costs and paid $1.8 million, required by tax authorities while the objection is being reviewed. It is anticipated that the objection will be reviewed in 2018. The balance of the re-assessment is recorded within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2017.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut Project to either sell or enter into joint venture arrangements with major mining companies. The Company also continues to dispose of certain non-core mineral interest assets in Canada and the U.S.A. as well as various investments deemed no longer strategic to the Company.

Contractual Obligations

The Company has the following commitments:

		Payments due by years
($000s)	Total	2018	2019-20	2021-22	2023-24
Mineral interests	4,996	687	982	1,075	2,253
Flow-through share expenditures	8,496	8,496	-	-	-
Business premises operating lease	720	144	288	288	-
	14,212	9,327	1,270	1,363	2,253

Outlook

In 2018, the Company will complete an exploration and drilling program at Courageous Lake that commenced subsequent to the year-end. The Company also plans to conduct an exploration and drilling program at Iskut commencing in the second quarter of 2018. In addition to the exploration and drilling work the Company will continue with rehabilitation activities at the Johnny Mountain site. A small, preliminary exploration program is also planned at the Company’s new Snowstorm Project. The Company is evaluating various work programs for KSM and plans may entail additional follow-up drilling and other exploration activities, in addition to continuing to pursue a joint venture partner for the project.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2017 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation of the internal controls at December 31, 2017, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements has issued their attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017.

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on October 1, 2017 and ended on December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of December 31, 2017, that they are appropriately designed and effective.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At March 19, 2018, the issued and outstanding common shares of the Company totaled 58,272,318. In addition, there were 3,078,309 stock options, 62,750 RSUs and 500,000 warrants outstanding. Assuming the conversion of all of these instruments outstanding, there would be 61,913,377 common shares issued and outstanding.

Related Party Transactions

During 2017, other than compensation paid to key management personnel, a private company controlled by an officer was paid $200,400 (2016 -$192,600) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Not Yet Adopted

New standards and amendments to standards and interpretations that are relevant to the Company and effective for annual periods beginning on or after January 1, 2018, that have not been applied in preparing the December 31, 2017 consolidated financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company will apply IFRS 9 on the effective date. The Company expects to record a reclassification, within shareholders’ equity, reducing deficit and increasing accumulated other comprehensive income by $2.3 million related to the accumulated impairments recorded on investments it held at December 31, 2017. The Company expects the revised approach to hedge accounting to have no effect on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company has evaluated the impact of the adoption of IFRS 15 and does not expect its adoption will have a material impact on the financial statements as the Company does not currently generate any revenues from operations.

IFRS 16, Leases (“IFRS 16”) will replace IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company plans to apply IFRS 16 on the effective date. The Company is currently evaluating the impact of the changes to its financial statements base on the characteristics of any leases in place before the effective date expects to report additional details on the anticipated impact, if any, in subsequent periods.

IFRS 2, Share-based payments amendments (“Amendments to IFRS 2”). The Amendments to IFRS 2 clarify the classification and measurement of share-based payments for cash-settled share-based payment transactions or for share-based payment transactions with net settlement features for withholding tax obligations or for any modifications to the terms and conditions of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The effective date of the amendments is January 1, 2018 and the Company intends to adopt the amendments on the effective date. The Company does not expect the amendments to have a material impact on the financial statements based on current stock-based payment practices but will continue to evaluate the amendments based on any changes to settlement practices.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has operations in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized when it is probable that there will be sufficient taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.